LAZARD LTD
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE (212) 632-6523
FAX (212) 332-5972
bill.white@lazard.com

June 27, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lazard Ltd
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2011
Schedule 14A filed on March 18, 2011 File No. 1-32492

Dear Mr. Decker:

Pursuant to your correspondence dated May 27, 2011, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Business Environment, page 37

Financial Advisory, page 38

1.
We note your disclosure on page 39 that you are “continuing to evaluate the potential impact of state, local and other restrictions on [y]our Private Fund Advisory business.” We note substantially similar disclosure in your Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2011.  In future filings, to the extent that this issue remains material, please update your disclosure to provide management’s then current views on, or assessment of, this issue. In doing so, please evaluate whether you should also update your risk factor disclosure.

Response:  The Company notes the Staff’s comment.  The results of new regulatory initiatives and other governmental and investor action on the Company’s Private Fund Advisory business remains unclear, and the Company continues to monitor the developments in this area closely.  The Company advises the Staff that it intends to continue to consider the impact of such developments and will update its disclosure to provide management’s then current views on, or assessment of, these issues and also will consider whether to update its risk factor disclosure for these issues.

Liquidity and Capital Resources, page 59

2.	Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:

●
Disclose the amount of foreign cash and cash equivalents and short-term investments you have as compared to your total amount of cash and cash equivalents and short-term investments as of December 31, 2010; and

●
Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.  Please show us supplementally what the revised disclosures will look like.

Response: The Company notes the Staff’s comment regarding foreign cash and cash equivalents and short-term investments and advises the Staff that it will enhance its liquidity disclosure in future filings to disclose the amount of foreign cash and cash equivalents and short-term investments it has as compared to the total amount of cash and cash equivalents and short-term investments as of the end of the reporting period as noted below.

With respect to the Staff’s comment regarding the provision for U.S. income taxes associated with the repatriation of foreign earnings, the Company notes that substantially all of our foreign operations are conducted in “pass-through” entities for U.S. income tax purposes and that Lazard provides for U.S. income taxes on a current basis for substantially all of those earnings. The repatriation of earnings attributable to “non-pass-through” entities would result in an insignificant amount of additional U.S. income taxes to be recognized (based on certain calculations and assumptions we have made as of December 31, 2010, such amount would be less than $1.0 million).

The Company expects its future disclosure will be substantially consistent with the following presentation, which would have been the Company’s disclosure in its Form 10-K for the fiscal year ended December 31, 2010, as revised to reflect the Staff’s comment:

At December 31, 2010, Lazard Ltd had approximately $1.3 billion of cash and liquid securities (including $32 million of U.S. Government debt and agency securities and $88 million of investments in equity securities), with such aggregate amount including approximately $400 million held at Lazard’s foreign operations. Since Lazard provides for U.S. income taxes on substantially all of its unrepatriated foreign earnings, no material amount of additional U.S. income taxes would be recognized upon receipt of dividends or distributions of such earnings from its foreign operations.

Item 8 – Financial Statements and Supplementary Data, page 71

Note 14 – Commitments and Contingencies, page 103

Legal, page 104

3.
You disclose that you believe the results of legal matters will not have a material adverse effect on your financial condition but might be material to your operating results or cash flows for any particular period. Please disclose in future filings, if true, that the results of legal matters will not have a material effect as opposed to a material adverse effect.  In addition, please disclose one of the following:

●	The amount or range of reasonably possible losses above the amount accrued.

●	Any such amount above the amount accrued is not material to the financial statements.

●	The amount cannot be estimated, along with disclosure describing why not.

To the extent you are not able to estimate the amount or range of reasonably possible losses above the amount accrued, please also supplementally provide us with a specific and comprehensive discussion of your efforts to make an estimate as of December 31, 2010 and March 31, 2011, along with a description of the procedures you have in place to attempt make an estimate in future periods. In addition, your current disclosures regarding your legal proceedings here and elsewhere in the filing are very general in nature. Please disclose in greater detail the specific nature each contingency or group of similar contingencies. Refer to ASC 450-20-50. Please show us supplementally what the revised disclosures will look like.

Response:  The Company acknowledges the Staff’s comment and expects its future disclosure will be substantially consistent with the following presentation, which would have been the Company’s disclosure in its Form 10-K for the fiscal year ended December 31, 2010, as revised to reflect the Staff’s comment:

The Company is involved from time to time in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of our businesses, including proceedings initiated by former employees alleging wrongful termination.  The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated.  The Company does experience significant variation in its revenue and earnings on a quarterly basis.  Accordingly, the results of any pending matter or matters could be significant when compared to the Company’s earnings in any particular fiscal quarter.  The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

Note 19 – Income Taxes, page 120

4.
Please disclose in future filings the amount of unrepatriated foreign earnings for which U.S. taxes have not been provided and explain why they have not been provided. Refer to ASC 740-30-25-17.  Please show us supplementally what the revised disclosures will look like.

Response:  With respect to the Staff's comment, and as described in the Company’s response to comment 2 above, the Company notes that substantially all of our foreign operations are conducted in “pass-through” entities for U.S. income tax purposes and that Lazard provides for income taxes on a current basis for substantially all of those earnings. The repatriation of earnings attributable to “non-pass-through” entities would result in an insignificant amount of additional U.S. income taxes to be recognized.

The Company expects its future disclosure will be substantially consistent with the following presentation, which would have been the Company’s disclosure in its Form 10-K for the fiscal year ended December 31, 2010, as revised to reflect the Staff’s comment:

Substantially all of Lazard’s foreign operations are conducted in “pass-through” entities for U.S. income tax purposes and the Company provides for U.S. income taxes on a current basis for substantially all of those earnings. We estimate that the repatriation of prior earnings attributable to “non-pass-through” entities would not result in the recognition of a material amount of additional U.S. income taxes.

Item 15 – Exhibits and Financial Statement Schedules, page 138

5.
We note that you do not appear to have publicly filed the schedules and exhibits to your credit facility listed as Exhibit 10.4[7].  Please file your complete credit facility, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response:  The Company acknowledges the Staff’s comment, and, subject to any confidential treatment request that it might make with respect to the credit facility, the Company will file a complete copy of its credit facility, including all schedules and exhibits, in connection with its filing of its Form 10-Q for the fiscal quarter ended June 30, 2011.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 18, 2011

Compensation Discussion and Analysis, page 19

Executive Summary, page 19

Compensation Governance, page 20

6.
We note your statement that the total direct compensation paid to your named executive officers “was at a level within the range of the comparator group of similar investment firms that the Compensation Committee determined to be sufficiently competitive for 2010.”  This analysis appears to be the basis for your conclusion in the bulleted statement that “Compensation paid to the named executive officers has been reasonable relative to our comparator group.”  Please help us to understand the basis for this conclusion by telling us both the range and where your total direct compensation fell within the range. Please also include this information in future filings if you retain this or similar disclosure.

Response:  The Company acknowledges the Staff’s comment and advises that the aggregate total direct compensation for the named executive officers in its comparator group ranged from a 25th percentile amount of $20.6 million to a 75th percentile amount of $50.2 million.  The Company’s aggregate total direct compensation for its named executive officers of $27.0 million (which consisted of 2010 base salaries and actual cash bonuses and restricted stock units awarded for 2009) fell within this range and approximated the median of this range.

Philosophy and Objectives of Our Compensation Program, page 20

Competitive Compensation Considerations, page 21

7.
You state here, as well as elsewhere throughout your compensation discussion and analysis, that you engage in benchmarking. However, you also state that you do not target compensation at a particular level relative to the comparator group. With a view toward future disclosure, please clarify for us the manner in which you use comparator group compensation data.  We may have additional comments after reviewing your response.

Response:  The Company acknowledges the Staff’s comment and notes the following disclosure set forth on page 21 of Lazard Ltd’s 2011 Proxy Statement (the “Proxy Statement”):

[b]ecause the competition to attract and retain high performing executives and professionals in the financial services industry is intense, the amount and composition of total compensation paid to our executives must be considered in light of competitive compensation levels.

The Company’s compensation committee believes that it is important to be familiar with the compensation practices of the members of the Company’s comparator group in order to determine whether the Company’s compensation levels are generally within the range of compensation paid by businesses with which it competes for talent.  Accordingly, the compensation committee uses peer group benchmarking to ensure that the Company’s compensation program maintains its “competitiveness and flexibility” in order to attract and retain these executives.  However, this information is just one factor that the compensation committee considers when establishing compensation.

Design of Our Compensation Program, page 21

Incentive Compensation, page 22

8.	We note your reference to “K-1 partners” on page 23. In future disclosure, please define “K-1 partners.”

Response:  A “K-1 partner” is an executive who is a member of Lazard Group LLC, a subsidiary of the Company (“Lazard Group”), and, accordingly, his or her income from Lazard Group  and its affiliates is reported on Schedule K-1 to Lazard Group’s Federal income tax return.  The Company advises the Staff that it will define the term “K-1 partners” in any future filing in which that term is used.

Compensation of Executive Officers, page 31

Grants of Plan Based Awards, page 32

Bonus Plan, page 33

9.
We note your discussion of the bonus pool. We further note your statement that “[a] target maximum ratio of aggregate compensation and benefits expense for the year . . . to annual revenue or income . . . may also be taken into account.” Insofar as it indicates that the calculation of the maximum ratio is permissive and not a consistent, fixed part of your bonus calculation, this statement appears to be inconsistent with your statements on page 22 (“Incentive Compensation”) and page 24 (“Impact of 2010 Performance”). With a view toward future disclosure, please reconcile for us this apparent inconsistency.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that there is no inconsistency between the description of the Company’s bonus plan on page 33 of the Proxy Statement and the disclosure contained in the Compensation Discussion and Analysis of the Proxy Statement referenced above.  The description of the Bonus Plan on page 33 of the Proxy Statement is a general description of how the Bonus Plan works. The disclosure on page 22 (“Incentive Compensation”) and page 24 (“Impact of 2010 Performance”) describes the specific target level of total compensation and benefits expense to operating revenue that the Company’s compensation committee approved for the 2010 compensation cycle. This ratio is subject to change at the discretion of the compensation committee.

*           *           *

As requested in your letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-6523 or Scott Hoffman, General Counsel and Corporate Secretary, at (212) 632-6106. I would appreciate if you would send your response by facsimile to me at (212) 332-5972.

Very truly yours,

/s/ William J. White
William J. White
Sr. Vice President,
Assistant Secretary & Counsel